Mail Stop 3561

March 2, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Yao Xiaocong
 Chief Accountant
GUANGSHEN RAILWAY COMPANY LIMITED
No. 1052 Heping Road
Shenzhen
People's Republic of China 518010

> **Re:** **Guangshen Railway Company Limited**
> **Supplemental response letter dated January 15, 2007 regarding the**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 1-14362**

Dear Mr. Yao:

We have reviewed your supplemental response letter to us dated January 15, 2007 in response to our letter of comment dated November 13, 2006 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within 10 business days.

FORM 20-F (Fiscal Year Ended December 31, 2005)

General

1.   Please submit your supplemental response letters to us dated November 27, 2006, December 13, 2006 and January 15, 2007 on EDGAR as correspondence. Please confirm that you will comply with our request.

Note 2. Principal Accounting Policies

(5) Fixed Assets, page F-11

2.   We have reviewed your responses to our prior comments 2 and 3. Based upon the information provided, we are not persuaded that the depreciable lives of the tracks, bridges and service roads should extend beyond the initial terms of the land leases.

        Under IFRS, the lease term is the non-cancellable period for which the lessee has contracted to lease the asset together with any further terms "for which the lessee has the option to continue to lease the asset. . ." Your response does not appear to indicate that your lease agreement with MOR contains an actual option to renew. Please advise.

3.   Further, for purposes of US GAAP, it is our view that the lease term should be confined to the fixed non-cancellable term of the lease unless the lessee has the contractual option to renew. If such an option is contained within the lease agreement, please provide us with a copy of the agreement in support of your response. Alternatively, if you can provide us with government correspondence or other documentation that conclusively demonstrates that you had specific reason, at lease inception, to believe that the government would grant the renewal of your land leases at the expiration of the fixed non-cancellable terms of these leases, we are willing to review and consider that documentation. Please revise or advise.

        In this regard, your attention is invited to the Form 20-F filed by Kowloon-Canton Railway Corporation for the fiscal year ended December 31, 2005. Please note that the depreciable lives of tunnels, bridges and roads have been restated downward for purposes of both HK GAAP and US GAAP.

<u>Note 36. Reconciliation of Consolidated Profit Attributable to Shareholders and Consolidated
Net Assets Between IFRS and US GAAP, page F-51</u>

4.   We have reviewed your response to prior comment 6. However, it does not appear you
        addressed the first and second sentences of our prior comment. In this regard, refer to the
        narrative discussion in note (a)(ii) and the adjustment amount recorded for fiscal 2005
        shown in table of "Consolidated profit attributable to shareholders under IFRS." Provide
        to us your calculation of this adjustment amount of $36,397 and explain why the amount
        differs from that recorded for fiscal 2003 and 2004.

                                          ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
      Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
      Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

<u>Closing</u>

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief